UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41679

U Power Limited

(Registrant’s Name)

2F, Zuoan 88 A, Lujiazui,

Shanghai, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into Material Agreements.

On December 1, 2025, U Power Limited (the “Company”) entered into a placement agency agreement (“Placement Agency Agreement”) with Maxim Group LLC, as the sole placement agent (the “Placement Agent”), and a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company received $2,013,600 in consideration for the issuance by the Company of a series of senior secured promissory notes (collectively, the “Notes”) in the aggregate original principal amount of US$2,517,000 to the Investor (the “Placement”).

The transactions contemplated under the Securities Purchase Agreement closed on December 1, 2025.

The Company agreed to pay the Placement Agent an aggregate cash fee equal to seven percent (7.0%) of the gross proceeds received by the Company in the Placement. The Company also agreed to reimburse the Placement Agent for reasonable out-of-pocket actual expenses of up to $15,000.

The Notes were issued on December 1, 2025 with twenty percent (20%) original issue discount. The Notes bear no interest unless an event of default occurs and are due and payable by the Company on the maturity date of March 1, 2026. Any principal or other amounts due under the Securities Purchase Agreement and the Notes that are not paid when due (excluding amounts already accruing interest at the default rate established therefor under the Notes) shall incur a late charge equal to 18% per annum from the due date until fully paid.

Additionally, on December 1, 2025, the Investor and certain subsidiaries of the Company (collectively, the “Pledgors”), entered into a Pledge Agreement (the “Pledge Agreement”) with the Investor, as the collateral agent, pursuant to which, the Pledgors pledged their respective interests in ordinary shares of the Company and other related collateral (the “Pledged Collateral”) to secure the prompt payment and performance of all obligations under the Notes, the Securities Purchase Agreement, and related transaction documents, including, among other things, any related costs and expenses such as attorneys’ fees incurred by the Investor in connection with enforcement thereof. Concurrently therewith, the Company, the Pledgors and the Investor entered into an Equity Interest Control Agreement to perfect the interest pledged in the Pledged Collateral pursuant to the Pledge Agreement.

The securities described above were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506 of Regulation D promulgated thereunder. The Investor is an accredited investor which has purchased the securities as an investment in a private placement that did not involve a general solicitation. This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The foregoing descriptions of the Securities Purchase Agreement, the Notes, the Pledge Agreement, the Equity Interest Control Agreement and the Placement Agency Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, the Notes, the Pledge Agreement, the Equity Interest Control Agreement and the Placement Agency Agreement attached hereto as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, each of which is incorporated herein by reference.

Exhibits

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Senior Secured Promissory Note
10.3	Form of Pledge Agreement
10.4	Form of Equity Interest Control Agreement
10.5	Placement Agency Agreement dated December 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U Power Limited

Date: December 3, 2025	By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chief Executive Officer

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